April 18, 2012

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On February 6, 2012, Northern Lights Variable Trust (the “Registrant”), on behalf of the Power Income VIT Fund (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 48 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 19, 2012, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Trust’s response.

General

1.

Comment:

Please provide a response letter filed as correspondence prior to filing any amendments to the Registrant’s registration statement relating to the Portfolios.  Additionally, please file a pre-effective amendment under Rule 485(a) as the changes to the registration statement to be made in response to comments are material.

Response:

We do not believe that a filing pursuant to Rule 485(a) is required based upon the responses to Staff comments and corresponding changes to the Registration Statement.

2.

Comment:

The filing contained certain missing information.  Please confirm that all missing information will be included in an amendment.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information filed pursuant to Rule 497.

Prospectus

3.

Comment:

Please indicate on the Cover Page of the Prospectus that the Power Income VIT Fund is a series of Northern Lights Variable Trust.

Response:

The Registrant notes that it has made such a disclosure on the cover page of the Statement of Additional Information.  However the Registrant has not revised the Prospectus as requested because it does not believe it is industry practice or a requirement of Form N-1A to make such disclosure.

4.

Comment:

In the Fund Summary  / Fees and Expenses of the Fund, delete the first sentence of footnote 2 as the narrative preceding the table already contains the information.

Response:

Registrant has made the requested revision.

5.

Comment:

In the Fund Summary / Fees and Expenses of the Fund, with respect to the contractual fee reimbursement agreement referenced in the Prospectus, assuming such agreement will be in effect for at least one year after the date of the Prospectus, update the Fee Table to reflect such expense reimbursement agreement.

Response:

The fee table in the Prospectus does not include a references to the fee waiver and expense reimbursement agreement because the operating expenses of the Portfolio are currently estimated to be lower than the expense cap in effect.  In the future, if the actual expenses exceed the expense cap, Registrant will update the table accordingly.

6.

Comment:

Under Principal Investment Strategies, please clarify what is meant by “traditional securities.”  For example, would ETFs be considered traditional securities?

Response:  The disclosure has been amended to clarify that “traditional securities” refers mutual funds and ETFs as described with respect to achieving the Portfolio’s primary investment strategy:

“The adviser buys traditional securities (mutual funds and ETFs) when it believes prices are stable or improving and sells them when it believes prices will fall.  The adviser buys and sells inverse securities for hedging purposes.  The adviser may engage in frequent buying and selling of securities to achieve the Fund’s investment objectives.”

7.

Comment:

Under Performance, please move the disclosure regarding financial information to be mailed in semi-annual reports to shareholders outside the Items 1-8 disclosures.

Response:

The Registrant has deleted the reference to semi-annual report in the Item 1-8 disclosure as requested.

8.

Comment:

In the discussion of Technical Trend Analysis, consider adding “positive” before “momentum” in the 4th sentence and “help” in the 5th sentence.  Also in the 4th sentence of Technical Trend Analysis, please clarify how the relative strength of a security is evaluated further (i.e., pursuant to model?).

Response:

The Registrant has amended the disclosure as suggested:

“The adviser will manage the Fund’s investment portfolio, in part, by using its technical trend analysis strategy.  This strategy identifies investment trends utilizing the adviser’s proprietary model system. This system tracks the changing prices of securities and identifies their momentum.  Once the securities with the greatest positive momentum have been identified, the relative strength of the securities is evaluated (using the proprietary model) to further identify those with the greatest potential to continue their positive momentum.  The adviser will also employ its proprietary defensive trading system to help determine when to switch between junk bond funds, U.S. Treasury securities, cash equivalents, inverse mutual funds, or inverse ETF positions.”

9.

Comment:

In the prior performance Section, to assist with clarity, consider renaming the Adviser’s related performance, to be clear the performance relates to the Adviser’s similar account performance.

Response:

The Section previously titled “Prior Performance Information” was renamed “ADVISER’S RELATED PRIOR PERFORMANCE”.

10.

Comment:

With respect to the prior performance presented, please cite precedent for excluding the underlying fund expenses.  If the expenses excluded correspond to those expenses presented in the Fund’s fee table, please include the same line item.

Response:

Please note, the disclosure has been revised /removed to clarify that the performance as calculated does include the underlying fund expenses incurred by the separate accounts.

“The performance is shown net of estimated operating expenses of [__]% and [__]% for Class 1 and Class 2 shares, respectively for the first year of operations of the Fund.”

11.

Comment:

Please confirm to the Staff in your response, that the Annual Total Return Information presented in the prior performance section is calculated in accordance with SEC Staff standards for such calculations.  Otherwise, disclose the method used and how it differs from the SEC standard methodology.

Response:

The Annual Total Return Information presented in the prior performance section is calculated as described in the prospectus.  Registrant notes, the calculation method conforms to SEC staff standards, except that the accounts were valued on monthly, as opposed to daily, basis and that fact is noted in the prospectus:

“Results include the reinvestment of dividends and capital gains.  Returns from cash and cash equivalents in the Power Income Portfolio accounts are included in the performance calculations, and the cash and cash equivalents are included in the total assets on which the performance is calculated.  The Power Income Portfolio accounts were valued on a monthly basis.”

12.

Comment:

Is the prior performance information presented audited?  If so, disclose who performed the audit and what type of audit.  Also include an auditor’s consent in your filing.

Response:

The prior performance information has not been audited and the prospectus has been revised to disclose that the information is unaudited.

13.

Comment:

In correspondence to Staff, confirm you have back-up data to support the prior performance as presented.

Response:

Registrant confirms that it has back-up data to support the prior performance of adviser’s separate accounts as presented in the prospectus.

14.

Comment:

On back cover, delete the reference to no website, since website is included on front cover.

Response:

The disclosure on the back cover has been updated to reflect the Fund’s website.

In addition to the foregoing, each of the typographical errors you pointed out have been corrected in the Registration Statement.

*     *     *     *     *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:  (i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or Cassandra Borchers at 513.352.6632 with any questions or comments concerning the foregoing.

/s/ JoAnn Strasser

JoAnn Strasser

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265